FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2015

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

   1             Translation of letter to the Buenos Aires Stock Exchange dated September 4, 2015.

TRANSLATION

Autonomous City of Buenos Aires, September 4, 2015

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Information under Article 23, Chapter VII of
the Buenos Aires Stock Exchange
Regulations – Loma la Lata Blockage

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, please be informed that due to a blockade of the entrance to Loma La Lata the oil and gas production from that field, Rincón del Mangrullo and Loma Campana is temporarily paralyzed.

According to the initial estimates, the impact of this blockage on the operated production is of 16,000,000 m3 of gas per day and 32,000 oil barrels per day. With regards to the impact for YPF, in accordance with preliminary estimates, the net production loss is approximately 13,800,000 m3 of gas per day and 21,000 barrels of oil, amounting to approximately 30% and 8% of YPF’s daily total production of gas and oil, respectively.

It is also hereby informed that the blockade has ceased and, in order to normalize operations, the evaluation of the facilities has begun.  It is estimated that the resumption process of the affected fields will take between 24 and 48 hours, if no addtional inconveniences arise.

The actions undertaken by individuals belonging to the Paynemil community, which has been identified as responsible for the obstruction, have no foundation and lack rationality because, based on the information available to the Company, the territorial claims that could have been the motivation for their actions were being addressed by Neuquén’s provincial authorities.

YPF has filed corresponding criminal claims based on the consequences that impact the company’s production and informs that it will vigorously defend its interests as well as those of the shareholders.

Yours faithfully,

Diego Celaá Market Relations Officer YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: September 4, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer